As filed with the Securities and Exchange Commission on January 16, 2009                                                                                                                                                                                                                                                                                                                                             Registration No. 333-______

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
Under
The Securities Act of 1933

PLX TECHNOLOGY, INC.
(Exact name of Registrant as specified in its charter)

Delaware	870 W. Maude Avenue	94-3008334
(State or other jurisdiction of incorporation or organization)	Sunnyvale, California 94085 (408) 774-9060	(I.R.S. Employer Identification Number)

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Arthur Whipple
Chief Financial Officer
PLX Technology, Inc.
870 W. Maude Avenue
Sunnyvale, California 94085
(408) 774-9060

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Stephen J. Schrader, Esq.
Baker & McKenzie LLP
Two Embarcadero Center, 11th Floor
San Francisco, California 94111
(415) 576-3000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]    Accelerated filer [X]    Non-accelerated filer [ ]    Small Reporting Company [ ]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock(1) $0.001 par value	9,000,000 shares	$1.73	$15,570,000	$611.90

(1)
Estimated solely for the purpose of computing the amount of the registration fee. The estimated fee is made pursuant to Rule 457(c) of the Securities Act of 1933, as amended, based on the $1.73 average of the high and low sales prices as reported by The NASDAQ Stock Market LLC on January 12, 2009.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED JANUARY 16, 2009

PLX TECHNOLOGY, INC.

 9,000,000 SHARES
COMMON STOCK

This prospectus relates to up to 9,000,000 shares of our common stock, all of which may be offered and sold from time to time by certain stockholders of PLX Technology, Inc. See “Selling Stockholders.” These shares were issued to the selling stockholders in connection with our acquisition in January 2009 of all of the outstanding capital stock of Oxford Semiconductor, Inc. (the “Acquisition”) in exchange for the issuance of 5,600,000 shares of our common stock and a promissory note in the principal amount of $14,200,000, which will be satisfied by the issuance of an additional 3,400,000 shares of our common stock upon approval by our stockholders. Our common stock issued to the selling stockholders in the Acquisition was issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Section 4(2) thereof.

The selling stockholders will receive all of the net proceeds from the sale of the shares under this prospectus and will pay all brokerage fees and selling commissions, if any, applicable to the sale of the shares. We will not receive any proceeds from the sale of shares by the selling stockholders.

Our common stock is listed on The NASDAQ Stock Market LLC under the symbol “PLXT.” On January 12, 2009, the closing sales price of our common stock as reported by The NASDAQ Stock Market LLC was $1.66 per share.

You should consider carefully the risk factors beginning on page 5 of this prospectus before purchasing any of our common stock offered under this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2009

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, the shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

FORWARD-LOOKING INFORMATION

The statements contained in prospectus that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding our expectations, objectives, anticipations, plans, hopes, beliefs, intentions or strategies regarding the future. Forward-looking statements include, without limitation, the statements regarding:

•	our expectation that there will continue to be a significant fluctuation in our quarterly operating results,
•	our belief that sales of our products to a relatively small number of customers will continue to account for a significant portion of our net sales,
•	our expectation that we will continue to invest in future research and development,
•	our belief that our growth prospects depend upon our ability to gain customer acceptance,
•	our expectation that we will continue to expend a significant amount of time and resources for product development and refinement,
•	our belief that we must maintain and cultivate relationships with electronic equipment manufacturers to obtain broad penetration in the markets for our products, and
•	our belief that our products have a competitive advantage due to the availability of development tools offered by third parties.

All forward-looking statements included in this document are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. It is important to note that our actual results could differ materially from those included in such forward-looking statements. These cautionary statements should be considered in the context of the risks described under the heading "Risk Factors" beginning on page 5 of this prospectus, or in the documents incorporated by reference in this prospectus. You are cautioned not to place undue reliance on forward-looking statements contained in this prospectus.

RISK FACTORS

An investment in the common stock offered by this prospectus involves a number of risks. Before making an investment decision, you should carefully read the entire prospectus, including this section and the documents incorporated by reference into this prospectus. Additional risks and uncertainties that are not yet identified or that we currently think are immaterial may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

Our Operating Results May Fluctuate Significantly Due To Factors Which Are Not Within Our Control

We have recently experienced a broad decrease in order rates across most product lines, markets and end customers, and expect to report a decrease in fourth quarter sales.

Our quarterly operating results have fluctuated significantly in the past and are expected to fluctuate significantly in the future based on a number of factors, many of which are not under our control.  Our operating expenses, which include product development costs and selling, general and administrative expenses, are relatively fixed in the short-term.  If our revenues are lower than we expect because we sell fewer semiconductor devices, delay the release of new products or the announcement of new features, or for other reasons, we may not be able to quickly reduce our spending in response.

Other circumstances that can affect our operating results include:

•	the timing of significant orders, order cancellations and reschedulings;
•	the loss of one or more significant customers;
•	introduction of products and technologies by our competitors;
•	the availability of production capacity at the fabrication facilities that manufacture our products;
•	our significant customers could lose market share that may affect our business;
•	integration of our product functionality into our customers’ products;
•	our ability to develop, introduce and market new products and technologies on a timely basis;
•	unexpected issues that may arise with devices in production;
•	shifts in our product mix toward lower margin products;
•	changes in our pricing policies or those of our competitors or suppliers, including decreases in unit average selling prices of our products;
•	the availability and cost of materials to our suppliers;
•	general macro economic conditions; and
•	political climate.

These factors are difficult to forecast, and these or other factors could adversely affect our business.  Any shortfall in our revenues would have a direct impact on our business.  In addition, fluctuations in our quarterly results could adversely affect the market price of our common stock in a manner unrelated to our long-term operating performance.

The Cyclical Nature Of The Semiconductor Industry May Lead To Significant Variances In The Demand For Our Products

In the past, the semiconductor industry has been characterized by significant downturns and wide fluctuations in supply and demand.  Also, during this time, the industry has experienced significant fluctuations in anticipation of changes in general economic conditions.  This cyclicality has led to significant variances in product demand and production capacity.  It has also accelerated erosion of average selling prices per unit on some of our products.  We may experience periodic fluctuations in our future financial results because of industry-wide conditions.

Because A Substantial Portion Of Our Net Sales Is Generated By A Small Number Of Large Customers, If Any Of These Customers Delays Or Reduces Its Orders, Our Net Revenues And Earnings Will Be Harmed

Historically, a relatively small number of customers have accounted for a significant portion of our net revenues in any particular period.  For the three months ended September 30, 2008, Excelpoint Systems Pte Ltd, Avnet, Inc. and Answer Technology, Inc. accounted for 29%, 14% and 12%, respectively, of net revenues. For the same period in 2007, Excelpoint Systems Pte Ltd and Answer Technology, Inc. accounted for 24% and 11%, respectively, of net revenues. For the nine months ended September 30, 2008, Excelpoint Systems Pte Ltd, Answer Technology, Inc. and Avnet, Inc. accounted for 29%, 12% and 12%, respectively, of net revenues. For the same period in 2007, Metatech and Excelpoint Systems Pte Ltd accounted for 23% and 11%, respectively, of net revenues. For both periods, no other individual direct customer or distributor represented greater than 10% of net revenues in any period presented.

During 2007 we terminated our relationship with our largest distributor and transitioned in a new replacement distributor. If this new distributor is not able to sustain the same volume support it could have a material adverse effect on our business, as we may not be successful in servicing our customers directly or through manufacturers’ representatives.

We have no long-term volume purchase commitments from any of our significant customers. We cannot be certain that our current customers will continue to place orders with us, that orders by existing customers will continue at the levels of previous periods or that we will be able to obtain orders from new customers. In addition, some of our customers supply products to end-market purchasers and any of these end-market purchasers could choose to reduce or eliminate orders for our customers' products. This would in turn lower our customers' orders for our products.

We anticipate that sales of our products to a relatively small number of customers will continue to account for a significant portion of our net sales.  Due to these factors, the following have in the past and may in the future reduce our net sales or earnings:

•	the reduction, delay or cancellation of orders from one or more of our significant customers;
•	the selection of competing products or in-house design by one or more of our current customers;
•	the loss of one or more of our current customers; or
•	a failure of one or more of our current customers to pay our invoices.

Intense Competition In The Markets In Which We Operate May Reduce The Demand For Or Prices Of Our Products

Competition in the semiconductor industry is intense.  If our main target market, the microprocessor-based systems market, continues to grow, the number of competitors may increase significantly.  In addition, new semiconductor technology may lead to new products that can perform similar functions as our products.  Some of our competitors and other semiconductor companies may develop and introduce products that integrate into a single semiconductor device the functions performed by our semiconductor devices.  This would eliminate the need for our products in some applications.

In addition, competition in our markets comes from companies of various sizes, many of which are significantly larger and have greater financial and other resources than we do and thus can better withstand adverse economic or market conditions. Therefore, we cannot assure you that we will be able to compete successfully in the future against existing or new competitors, and increased competition may adversely affect our business.  See “Business -- Products,” and “-- Competition” in Part I of Item I of our Form 10-K for the year ended December 31, 2007.

Our Independent Manufacturers May Not Be Able To Meet Our Manufacturing Requirements

We do not manufacture any of our semiconductor devices.  Therefore, we are referred to in the semiconductor industry as a “fabless” producer of semiconductors. Consequently, we depend upon third party manufacturers to produce semiconductors that meet our specifications.  We currently have third party manufacturers principally located in China, Japan, Korea, Malaysia, Singapore and Taiwan, that can produce semiconductors which meet our needs.  However, as the semiconductor industry continues to progress towards smaller manufacturing and design geometries, the complexities of producing semiconductors will increase.  Decreasing geometries may introduce new problems and delays that may affect product development and deliveries.  Due to the nature of the semiconductor industry and our status as a fabless semiconductor company, we could encounter fabrication-related problems that may affect the availability of our semiconductor devices, delay our shipments or may increase our costs.

None of our semiconductor devices are currently manufactured by more than one supplier.  We place our orders on a purchase order basis and do not have a long term purchase agreement with any of our existing suppliers.  In the event that the supplier of a semiconductor device was unable or unwilling to continue to manufacture this product in the required volume, we would have to identify and qualify a substitute supplier.  Introducing new products or transferring existing products to a new third party manufacturer or process may result in unforeseen delays and device specification and operating problems.  These problems may affect product shipments and may be costly to correct.  Silicon fabrication capacity may also change, or the costs per silicon wafer may increase.  Manufacturing-related problems may have a material adverse effect on our business.

Customers Are Requiring That We Offer Our Products In Lead-Free Packages

Governmental regulations in certain countries and customers' intention to produce products that are less harmful to the environment has resulted in a requirement from many of our customers to purchase integrated circuits that do not contain lead.  We have responded by offering our products in lead-free versions. While the lead-free versions of our products are expected to be friendlier to the environment, the ultimate impact is uncertain. The transition to lead-free products may produce sudden changes in demand depending on the packaging method used, which may result in excess inventory of products packaged using traditional methods. This may have an adverse affect on our results of operations.  In addition, the cost of manufacturing the lead-free products is higher compared to the products packaged using more traditional materials which would result in higher costs to us if additional changes in demand occur.

Lower Demand For Our Customers’ Products Will Result In Lower Demand For Our Products

Demand for our products depends in large part on the development and expansion of the high-performance microprocessor-based systems markets including networking and telecommunications, enterprise and customer storage, imaging and industrial applications.  The size and rate of growth of these microprocessor-based systems markets may in the future fluctuate significantly based on numerous factors.  These factors include the adoption of alternative technologies, capital spending levels and general economic conditions. Demand for products that incorporate high-performance microprocessor-based systems may not grow.

Our Lengthy Sales Cycle Can Result In Uncertainty And Delays With Regard To Our Expected Revenues

Our customers typically perform numerous tests and extensively evaluate our products before incorporating them into their systems.  The time required for test, evaluation and design of our products into a customer’s equipment can range from six to twelve months or more.  It can take an additional six to twelve months or more before a customer commences volume shipments of equipment that incorporates our products.  Because of this lengthy sales cycle, we may experience a delay between the time when we increase expenses for research and development and sales and marketing efforts and the time when we generate higher revenues, if any, from these expenditures.

In addition, the delays inherent in our lengthy sales cycle raise additional risks of customer decisions to cancel or change product plans.  When we achieve a design win, there can be no assurance that the customer will ultimately ship products incorporating our products.  Our business could be materially adversely affected if a significant customer curtails, reduces or delays orders during our sales cycle or chooses not to release products incorporating our products.

Failure To Have Our Products Designed Into The Products Of Electronic Equipment Manufacturers Will Result In Reduced Sales

Our future success depends on electronic equipment manufacturers that design our semiconductor devices into their systems.  We must anticipate market trends and the price, performance and functionality requirements of current and potential future electronic equipment manufacturers and must successfully develop and manufacture products that meet these requirements.  In addition, we must meet the timing requirements of these electronic equipment manufacturers and must make products available to them in sufficient quantities.  These electronic equipment manufacturers could develop products that provide the same or similar functionality as one or more of our products and render these products obsolete in their applications.

We do not have purchase agreements with our customers that contain minimum purchase  requirements.  Instead, electronic equipment manufacturers purchase our products pursuant to short-term purchase orders that may be canceled without charge. We believe that in order to obtain broad penetration in the markets for our products, we must maintain and cultivate relationships, directly or through our distributors, with electronic equipment manufacturers that are leaders in the embedded systems markets.  Accordingly, we will incur significant expenditures in order to build relationships with electronic equipment manufacturers prior to volume sales of new products. If we fail to develop relationships with additional electronic equipment manufacturers to have our products designed into new microprocessor-based systems or to develop sufficient new products to replace products that have become obsolete, our business would be materially adversely affected.

Defects In Our Products Could Increase Our Costs And Delay Our Product Shipments

Our products are complex. While we test our products, these products may still have errors, defects or bugs that we find only after commercial production has begun. We have experienced errors, defects and bugs in the past in connection with new products.

Our customers may not purchase our products if the products have reliability, quality or compatibility problems. This delay in acceptance could make it more difficult to retain our existing customers and to attract new customers.  Moreover, product errors, defects or bugs could result in additional development costs, diversion of technical and other resources from our other development efforts, claims by our customers or others against us, or the loss of credibility with our current and prospective customers. In the past, the additional time required to correct defects has caused delays in product shipments and resulted in lower revenues. We may have to spend significant amounts of capital and resources to address and fix problems in new products.

We must continuously develop our products using new process technology with smaller geometries to remain competitive on a cost and performance basis.  Migrating to new technologies is a challenging task requiring new design skills, methods and tools and is difficult to achieve.

Failure Of Our Products To Gain Market Acceptance Would Adversely Affect Our Financial Condition

We believe that our growth prospects depend upon our ability to gain customer acceptance of our products and technology.  Market acceptance of products depends upon numerous factors, including compatibility with other products, adoption of relevant interconnect standards, perceived advantages over competing products and the level of customer service available to support such products.  There can be no assurance that growth in sales of new products will continue or that we will be successful in obtaining broad market acceptance of our products and technology.

We expect to spend a significant amount of time and resources to develop new products and refine existing products. In light of the long product development cycles inherent in our industry, these expenditures will be made well in advance of the prospect of deriving revenues from the sale of any new products. Our ability to commercially introduce and successfully market any new products is subject to a wide variety of challenges during this development cycle, including start-up bugs, design defects and other matters that could delay introduction of these products to the marketplace. In addition, since our customers are not obligated by long-term contracts to purchase our products, our anticipated product orders may not materialize, or orders that do materialize may be cancelled. As a result, if we do not achieve market acceptance of new products, we may not be able to realize sufficient sales of our products in order to recoup research and development expenditures. The failure of any of our new products to achieve market acceptance would harm our business, financial condition, results of operation and cash flows.

A Large Portion Of Our Revenues Is Derived From Sales To Third-Party Distributors Who May Terminate Their Relationships With Us At Any Time

We depend on distributors to sell a significant portion of our products. For the nine months ended September 30, 2008 and 2007, sales through distributors accounted for approximately 78% and 76%, respectively, of our net revenues. Some of our distributors also market and sell competing products.  Distributors may terminate their relationships with us at any time.  Our future performance will depend in part on our ability to attract additional distributors that will be able to market and support our products effectively, especially in markets in which we have not previously distributed our products. We may lose one or more of our current distributors or may not be able to recruit additional or replacement distributors. The loss of one or more of our major distributors could have a material adverse effect on our business, as we may not be successful in servicing our customers directly or through manufacturers’ representatives.

The Demand For Our Products Depends Upon Our Ability To Support Evolving Industry Standards

A majority of our revenues are derived from sales of products, which rely on the PCI Express, PCI, PCI-X and USB standards.  If markets move away from these standards and begin using new standards, we may not be able to successfully design and manufacture new products that use these new standards.  There is also the risk that new products we develop in response to new standards may not be accepted in the market.  In addition, these standards are continuously evolving, and we may not be able to modify our products to address new specifications.  Any of these events would have a material adverse effect on our business.

We Must Make Significant Research And Development Expenditures Prior To Generating Revenues From Products

To establish market acceptance of a new semiconductor device, we must dedicate significant resources to research and development, production and sales and marketing.  We incur substantial costs in developing, manufacturing and selling a new product, which often significantly precede meaningful revenues from the sale of this product.  Consequently, new products can require significant time and investment to achieve profitability.  Investors should understand that our efforts to introduce new semiconductor devices or other products or services may not be successful or profitable.  In addition, products or technologies developed by others may render our products or technologies obsolete or noncompetitive.

We record as expenses the costs related to the development of new semiconductor devices and other products as these expenses are incurred.  As a result, our profitability from quarter to quarter and from year to year may be adversely affected by the number and timing of our new product launches in any period and the level of acceptance gained by these products.

Our Transition To A New Chief Executive Officer May Not Be Successful

Our board of directors appointed Ralph Schmitt as our chief executive officer and as a member of our board of directors, effective November 3, 2008.  Mike Salameh, who is retiring as chief executive officer, will continue as a full-time employee for a short transition period and then continue to serve as a member of the board of directors.  While we have planned carefully for this transition, there are no assurances that we will be able to implement a smooth transition to our new chief executive officer. Any failure to effectively transition the chief executive officer position could have a material adverse effect on our business, results of operations or financial condition.

We Could Lose Key Personnel Due To Competitive Market Conditions And Attrition

Our success depends to a significant extent upon our senior management and key technical and sales personnel.  The loss of one or more of these employees could have a material adverse effect on our business.  We do not have employment contracts with any of our executive officers.

Our success also depends on our ability to attract and retain qualified technical, sales and marketing, customer support, financial and accounting, and managerial personnel.  Competition for such personnel in the semiconductor industry is intense, and we may not be able to retain our key personnel or to attract, assimilate or retain other highly qualified personnel in the future.  In addition, we may lose key personnel due to attrition, including health, family and other reasons.  We have experienced, and may continue to experience, difficulty in hiring and retaining candidates with appropriate qualifications.  If we do not succeed in hiring and retaining candidates with appropriate qualifications, our business could be materially adversely affected.

The Successful Marketing And Sales Of Our Products Depend Upon Our Third Party Relationships, Which Are Not Supported By Written Agreements

When marketing and selling our semiconductor devices, we believe we enjoy a competitive advantage based on the availability of development tools offered by third parties.  These development tools are used principally for the design of other parts of the microprocessor-based system but also work with our products.  We will lose this advantage if these third party tool vendors cease to provide these tools for existing products or do not offer them for our future products.  This event could have a material adverse effect on our business.  We have no written agreements with these third parties, and these parties could choose to stop providing these tools at any time.

Our Limited Ability To Protect Our Intellectual Property And Proprietary Rights Could Adversely Affect Our Competitive Position

Our future success and competitive position depend upon our ability to obtain and maintain proprietary technology used in our principal products.  Currently, we have limited protection of our intellectual property in the form of patents and rely instead on trade secret protection.  Our existing or future patents may be invalidated, circumvented, challenged or licensed to others.  The rights granted there under may not provide competitive advantages to us.  In addition, our future patent applications may not be issued with the scope of the claims sought by us, if at all.  Furthermore, others may develop technologies that are similar or superior to our technology, duplicate our technology or design around the patents owned or licensed by us.  In addition, effective patent, trademark, copyright and trade secret protection may be unavailable or limited in foreign countries where we may need protection.  We cannot be sure that steps taken by us to protect our technology will prevent misappropriation of the technology.

We may from time to time receive notifications of claims that we may be infringing patents or other intellectual property rights owned by third parties.  While there is currently no intellectual property litigation pending against us, litigation could result in significant expenses to us and adversely affect sales of the challenged product or technology.  This litigation could also divert the efforts of our technical and management personnel, whether or not the litigation is determined in our favor.  In addition, we may not be able to develop or acquire non-infringing technology or procure licenses to the infringing technology under reasonable terms.  This could require expenditures by us of substantial time and other resources.  Any of these developments would have a material adverse effect on our business.

Our Oxford Acquisition And Other Potential Future Acquisitions May Not Be Successful Because Of Our Limited Experience With Acquisitions In The Past

In January 2009, we completed the acquisition of Oxford Semiconductor, Inc., a provider of reliable, high-performance silicon and software solutions to interconnect digital systems, including serial, parallel, USB, FireWire, Ethernet, SATA and eSATA.  As part of our business strategy, we expect to continue to review acquisition prospects that would complement our existing product offerings, improve market coverage or enhance our technological capabilities.  The Oxford acquisition, as well as future acquisitions, could result in any or all of the following:

•	dilutive issuances of equity securities;
•	large acquisition-related write-offs;
•	the incurrence of debt and contingent liabilities or amortization expenses related to other intangible assets;
•	difficulties in the assimilation of operations, personnel, technologies, products and the information systems of the acquired companies;
•	diversion of management’s attention from other business concerns;
•	risks of entering geographic and business markets in which we have no or limited prior experience; and
•	loss of key employees of acquired organizations.

We have had limited experience with acquisitions in the past and may not be able to successfully integrate any businesses, products, technologies or personnel that may be acquired in the future.  Our failure to do so could have a material adverse effect on our business.

Because We Sell Our Products To Customers Outside Of The United States And Because Our Products Are Incorporated With Products Of Others That Are Sold Outside Of The United States We Face Foreign Business, Political And Economic Risks

Sales outside of the United States accounted for approximately 77% of our revenues for the nine months ended September 30, 2008.  In 2007 and 2006, sales outside of the United States accounted for approximately 71% and 75% of our revenues, respectively.  Sales outside of the United States may fluctuate in future periods and may continue to account for a large portion of our revenues.  In addition, equipment manufacturers who incorporate our products into their products sell their products outside of the United States, thereby exposing us indirectly to foreign risks.  Further, most of our semiconductor products are manufactured outside of the United States.  Accordingly, we are subject to international risks, including:

•	difficulties in managing distributors;
•	difficulties in staffing and managing foreign subsidiary and branch operations;
•	political and economic instability;
•	foreign currency exchange fluctuations;
•	difficulties in accounts receivable collections;
•	potentially adverse tax consequences;
•	timing and availability of export licenses;
•	changes in regulatory requirements, tariffs and other barriers;
•	difficulties in obtaining governmental approvals for telecommunications and other products; and
•	the burden of complying with complex foreign laws and treaties.

Because sales of our products have been denominated to date exclusively in United States dollars, increases in the value of the United States dollar will increase the price of our products so that they become relatively more expensive to customers in the local currency of a particular country, which could lead to a reduction in sales and profitability in that country.

A Downturn In The Global Economy May Adversely Affect Our Revenues, Results Of Operations And Financial Condition

Demand for semiconductor components is increasingly dependent upon the rate of growth in the global economy.  If the rate of global economic growth slows, or contracts, customer demand for products could be adversely affected, which in turn could adversely affect revenues, results of operations and financial condition.  Many factors could adversely affect regional or global economic growth.  Some of the factors that could slow global economic growth include:

•	rising interest rates and poor availability of credit,
•	a slowdown in the rate of growth of the United States economy,
•	a slowdown in the rate of growth of other developed nation economies,
•	a significant act of terrorism which disrupts global trade or consumer confidence,
•	geopolitical tensions including war and civil unrest,
•	reduced levels of economic activity or
•	disruption of international transportation.

The recent challenging economic conditions also may impair the ability of our customers to pay for products and services they have purchased or would like to purchase. As a result, revenues may decline and reserves for doubtful accounts and write-offs of accounts receivable may increase. We maintain an investment portfolio of various holdings, types, and maturities. These investments are subject to general credit, liquidity, market, and interest rate risks.  If the global credit market continues to deteriorate, our investment portfolio may be impacted and we could determine that some of our investments have experienced an other-than-temporary decline in fair value, requiring an impairment charge which could adversely impact our financial results.

We May Be Required To Record A Significant Charge To Earnings If Our Goodwill, Amortizable Intangible Assets Or Other Long Lived Asset Become Impaired

Under generally accepted accounting principles, we review our amortizable intangible and long lived assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is tested for impairment at least annually, during the fourth quarter. Factors that may be considered a change in circumstances, indicating that the carrying value of our goodwill, amortizable intangible assets or other long lived assets may not be recoverable, include a persistent decline in stock price and market capitalization, reduced future cash flow estimates, and slower growth rates in our industry. Our stock price declined during the fourth quarter of 2008, and our market capitalization was $48,167,000 as of December 31, 2008.  We may be required to record a significant charge in our financial statements during the period in which any impairment of our goodwill, amortizable intangible assets or other long lived assets is determined, which would adversely impact our results of operations.

Our Principal Stockholders Have Significant Voting Power And May Take Actions That May Not Be In The Best Interests Of Our Other Stockholders

Our executive officers, directors and other principal stockholders, in the aggregate, beneficially own a substantial amount of our outstanding common stock. Although these stockholders do not have majority control, they currently have, and likely will continue to have, significant influence with respect to the election of our directors and approval or disapproval of our significant corporate actions.  This influence over our affairs might be adverse to the interests of other stockholders.  In addition, the voting power of these stockholders could have the effect of delaying or preventing a change in control of PLX.

The Anti-Takeover Provisions In Our Certificate of Incorporation Could Adversely Affect The Rights Of The Holders Of Our Common Stock

Anti-takeover provisions of Delaware law and our certificate of incorporation may make a change in control of PLX more difficult, even if a change in control would be beneficial to the stockholders.  These provisions may allow the board of directors to prevent changes in the management and control of PLX.

As part of our anti-takeover devices, our board of directors has the ability to determine the terms of preferred stock and issue preferred stock without the approval of the holders of the common stock.  Our certificate of incorporation allows the issuance of up to 5,000,000 shares of preferred stock.  There are no shares of preferred stock outstanding.  However, because the rights and preferences of any series of preferred stock may be set by the board of directors in its sole discretion without approval of the holders of the common stock, the rights and preferences of this preferred stock may be superior to those of the common stock.  Accordingly, the rights of the holders of common stock may be adversely affected.  Consistent with Delaware law, our board of directors may adopt additional anti-takeover measures in the future.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares by the selling stockholders. The selling stockholders will receive all of the net proceeds from the sale of the shares under this prospectus.

PLX TECHNOLOGY, INC.

We develop and supply semiconductor devices that accelerate and manage the transfer of data in microprocessor-based systems including networking and telecommunications, enterprise storage, servers, personal computers (PCs), PC peripherals, consumer electronics, imaging and industrial products. We offer a complete solution consisting of three related types of products: semiconductor devices, software development kits and hardware design kits. Our semiconductor devices manage fast and reliable transfer of data in microprocessor based systems. Our software development kits and hardware design kits have been designed with the goal of promoting sales of our semiconductor devices by lowering customers' development costs and by accelerating their ability to bring new products to market.

SELLING STOCKHOLDERS

This prospectus relates to the offer and sale from time to time by the holders of up to 9,000,000 shares of the our common stock. With respect to the 9,000,000 shares of common stock, 5,600,000 were issued in connection with the agreement and plan of merger between us, Osprey Acquisition Sub, Inc., Oxford Semiconductor, Inc. and VantagePoint Venture Partners IV (Q), L.P., in its capacity as stockholder representative, dated as of December 15, 2008, as amended (the "Merger Agreement"). The blance of the 9,000,000 shares or an additional 3,400,000 shares may be issued pursuant to the Merger Agreement in satisfaction of a promissory note in the principal amount of $14,200,000 (the “Note”), upon approval of our stockholders. This prospectus relates to the offer and sale of those 3,400,000 shares as well.

The following table provides the names of and the number of shares of our common stock beneficially owned by each selling stockholder as a result of our acquisition of Oxford Semiconductor, and the number of shares of such common stock beneficially owned by each selling stockholder upon completion of the offering or offerings pursuant to this prospectus, assuming each selling stockholder offers and sells all of its or his/her respective shares listed below. Selling stockholders may, however, offer and sell all, or some or none of their shares listed below. Under some circumstances, the respective donees, pledgees and transferees or other successors in interest of the selling stockholders may also sell the shares listed below as being held by the selling stockholders.

                   Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the common stock. Unless otherwise indicated below, to our knowledge, all persons named in the tables below have sole voting and investment power with respect to their securities, except to the extent authority is shared by spouses under applicable law. The inclusion of any securities in these tables does not constitute an admission of beneficial ownership by the person named below.

The information in the table below is current as of the date of this prospectus. The percentage ownership is based on 28,004,262 shares of common stock outstanding as of December 31, 2008.

	Shares Beneficially Owned Prior to Offering			Shares Beneficially Owned After Offering
Selling Stockholder	Number(1)(2)(3)	Percent	Number of Shares Being Offered(1)(2)(3)	Number	Percent
Alcatel Venture Fund I, L.P.	111,321	*	111,321	0	0
Patrick Arrington	363	*	363	0	0
Michael Baghramian	2,662	*	2,662	0	0
Ellen Bancroft	61	*	61	0	0
Ed Brown	10,304	*	10,304	0	0
Timothy Cook	37,961	*	37,961	0	0
Kevin D. Debre	77	*	77	0	0
Dirk I. Gates Trust	7,328	*	7,328	0	0
Benedict Finlay	65	*	65	0	0
Frederick C. Goerner Trust	1,556	*	1,556	0	0
GKM SBIC, L.P.	85,730	*	85,730	0	0
Michael Holt	1,566	*	1,566	0	0
Internix, Inc.	1,566	*	1,556	0	0
Isherpa Capital Wireless Technology Fund II, L.P.	44,876	*	44,876	0	0
La Caisse de Depot et Placement du Quebec	3,384,479	12.09%	3,384,479	0	0
Ian M. Laing	268,464	*	268,464	0	0
James E. Lewis	117,123	*	117,123	0	0
William F. Mackenzie	12	*	12	0	0
Joe Meza	15	*	15	0	0
Seyed Jalil Oraee-Mirzamani	171,656	*	171,656	0	0
Rolling Oaks Capital Fund I, L.P.	34,379	*	34,379	0	0
Shelter Venture Fund LP	274,922	*	274,922	0	0
Shelter Venture(Parallel) Fund LP	2,741	*	2,741	0	0
Jay Standiford	1,556	*	1,556	0	0
Strand Nominees	268,464	*	268,464	0	0
SV Financial Group (fka Silicon Valley Bancshares)	511	*	511	0	0
TCW Leveraged Income Trust II L.P.	10,545	*	10,545	0	0
TCW Leveraged Income Trust IV L.P.	10,545	*	10,545	0	0
Transdimension Investment, L.P,	50,272	*	50,272	0	0
Richard Troop	788	*	788	0	0
Sundar Vanchinathan	9,306	*	9,306	0	0
VantagePoint Venture Partners III (Q), L.P.(4)	125,544	*	125,544	0	0
VantagePoint Venture Partners III, L.P.(4)	15,281	*	15,281	0	0
VantagePoint Venture Partners IV (Q), L.P.(4)	3,576,455	12.77%	3,576,455	0	0
VantagePoint Venture Partners IV Principals Fund, L.P.(4)	13,029	*	13,029	0	0
VantagePoint Venture Partners IV, L.P.(4)	358,416	1.28%	358,416	0	0

*	Less than 1% of the outstanding shares of common stock.

(1)
The above table includes shares held in an escrow account to secure indemnification obligations, as well as shares held in a separate escrow account to reimburse fees incurred by the stockholder representative, in each case pursuant to the Merger Agreement.

(2)	With respect to holders of common stock listed above, also includes 3,400,000 additional shares that might be issued to them in satisfaction of the Note upon approval of our stockholders.

(3)
446,176 of the shares held by VantagePoint Venture Partners are placed in escrow (the "Trigger Price Escrow") for the benefit of certain former Oxford common stockholders. In the event that (i) the average trading price of our common stock exceeds $4.75 per share during any 20 consecutive day period ending prior to December 15, 2010 or (ii) we are acquired prior to December 15, 2010 and the fair market value of the consideration received with respect to a share of our common stock exceeds $4.75, these 446,176 shares will be released to such former Oxford common stockholders on a pro rata basis.

(4)
Mr. D. James Guzy, our chairman of the board of directors, is the father-in-law of Melissa Guzy, a Managing Director of VantagePoint Venture Partners.  Mr. Guzy does not own any shares of capital stock of, or any other interests in, Oxford Semiconductor or VantagePoint Venture Partners.

PLAN OF DISTRIBUTION

            The shares of common stock covered by this prospectus may be offered and sold from time to time by the selling stockholders listed in this prospectus. We will not receive any proceeds from this offering. The shares may be sold from time to time to purchasers directly by any of the selling stockholders, or under some circumstances, donees, pledgees, transferees or other successors in interest ("Transferees") thereof.

        Alternatively, the selling stockholders, or Transferees thereof, may from time to time offer the shares through dealers or agents, who may receive compensation in the form of commissions from the selling stockholders, or Transferees thereof, and/or the purchasers of the shares for whom they may act as agent. The selling stockholders or Transferees thereof, and any dealers or agents that participate in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of the shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting commissions under the Securities Act.

        At a time a particular offer of the shares is made, a prospectus supplement, if required, will be distributed that will set forth the name and names of any dealers or agents and any commissions and other terms constituting compensation from the selling stockholders, or Transferees thereof, and any other required information. The shares may be sold from time to time at varying prices determined at the time of sale or at negotiated prices.

        In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.

        The shares may also be sold in one or more of the following transactions: (a) block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of such stock as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (b) purchases by any such broker-dealer as principal and resale by such broker-dealer for its own account pursuant to a prospectus supplement; (c) ordinary brokerage transactions and transactions in which any such broker-dealer solicits purchasers; (d) sales "at the market" to or through a market maker or into an existing trading market, on an exchange or otherwise, for such shares; and (e) sales in other ways not involving market makers or established trading markets, including direct sales to purchasers. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate.

DESCRIPTION OF CAPITAL STOCK
General

Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. As of December 31, 2008, there were approximately 28,004,262 shares of PLX common stock outstanding and no shares of preferred stock issued and outstanding.

Description of Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Stockholders may not cumulate their votes in the election of directors or with respect to any matter submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available therefore. In the event of liquidation, dissolution or winding up of PLX, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior liquidation rights of any outstanding preferred stock. Our common stock has no preemptive or conversion rights. There are no redemption or sinking fund provisions applicable to our common stock.

Description of Preferred Stock

Under our amended and restated certificate of incorporation, our board of directors is authorized without further stockholder action to provide for the issuance of 5,000,000 shares of our preferred stock, in one or more series, with such voting powers, full or limited, and with such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated in the resolution or resolutions providing for the issue of a series of such stock adopted, at any time or from time to time, by our board of directors. The issuance of the preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control.

Certain Anti-Takeover, Limited Liability and Indemnification Provisions; Section 203 of the Delaware General Corporation Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and employees, owns or, within three years prior, did own 15% or more of the corporation's voting stock.

Stockholder Action; Special Meetings of Stockholders

Our amended and restated certificate of incorporation and amended and restated bylaws require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual, a special meeting of the stockholders or may be effected by a consent in writing. In addition, special meetings of our stockholders may be called only by our chairman of the board of directors, our president or our board of directors.

Our Board of Directors

Our amended and restated certificate of incorporation and amended and restated bylaws also provide that directors may be removed with or without cause by a vote of a majority of the stockholders and that vacancies on the board of directors created either by resignation, death, retirement, disqualification, removal or by an increase in the size of the board of directors may be filled by a majority vote of the directors in office. Our amended and restated certificate of incorporation also specifies that the authorized number of directors may be changed only by an amendment to our amended and restated certificate of incorporation or our amended and restated bylaws. These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management.

Registration Rights

In connection with our acquisition of Oxford Semiconductor in January 2009, we are required to file with the SEC a registration statement on form S-3 on or prior to January 17, 2009 registering the shares of our common stock issued to such former Oxford Semiconductor stockholders. The former stockholders of Oxford Semiconductor have been given the opportunity to sell shares of our common stock received by them in connection with the acquisition as part of the offering described in this prospectus. We are required to maintain the effectiveness of the registration statement of which this prospectus is part, until the date on which all of the shares offered hereby have been sold by the selling stockholders; provided, however, we will not be required to maintain the effectiveness of such registration statement at such time that fewer than 900,000 shares offered hereby have not been sold by the initial selling stockholders, excluding shares that a selling stockholder may not freely sell without any restriction or limitation pursuant to Rule 144. We cannot assure you that we will be able to keep this registration statement continuously effective for the required period.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare, Inc.

Listing

Our common stock is quoted on The NASDAQ Stock Market LLC under the trading symbol “PLXT.”

LEGAL MATTERS

The validity of the shares offered under this prospectus has been passed upon for us by Baker & McKenzie LLP, San Francisco, California.

EXPERTS

    The consolidated financial statements and schedule as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007 and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2007 incorporated by reference in this Prospectus have been so incorporated in reliance on the reports of BDO Seidman, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

WHERE TO FIND ADDITIONAL INFORMATION ABOUT PLX TECHNOLOGY

We have filed reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.W., Washington, D.C. 20549. You may obtain information on the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains the reports, proxy statements and other information we file electronically with the SEC. The address of the SEC website is http://www.sec.gov.

We have filed with the SEC a registration statement, which contains this prospectus, on Form S-3 under the Securities Act of 1933. The registration statement relates to the common stock offered by the selling stockholders. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement and its exhibits and schedules for further information with respect to us and our common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract or document filed as an exhibit to the registration statement. You may read and obtain a copy of the registration statement and its exhibits and schedules from the SEC.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede the information contained in this prospectus, including the information incorporated by reference in this prospectus. We incorporate by reference the documents listed below, and any future filings we may make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering. This prospectus is part of a registration statement we filed with the SEC. The documents we incorporate by reference include:

1.	Our Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on March 6, 2008.

2.	Our Definitive Proxy Statement on Schedule 14A filed on April 18, 2008.

3.
Our Quarterly Reports on Form 10-Q for the quarter ended September 30, 2008 filed with the SEC on October 30, 2008, for the quarter ended June 30, 2008 filed with the SEC on August 8, 2008 and for the quarter ended March 31, 2008 filed with the SEC on May 7, 2008.

4.	Our Current Reports on Form 8-K filed May 27, 2008, October 27, 2008, December 19, 2008 and January 6, 2009.

5.	The description of our common stock contained in our registration statement on Form 8-A (Reg. No. 000-25699) filed on April 2, 1999.

6.	All documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering.

Each of these filings is available from the SEC as described above.  The public may read and copy any material we file with the SEC at the SEC’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549.  The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

You may request, and we will provide at no cost, a copy of these filings, including any exhibits to such filings, by writing or telephoning us at the following address: Investor Relations, PLX Technology, Inc., 870 W. Maude Avenue, Sunnyvale, California 94085, telephone number (408) 774-9060.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses payable by Registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee.

Amount to be Paid
SEC registration fee	$611.90
Printing expenses	$10,000
Legal fees and expenses	$30,000
Accounting fees and expenses	$15,000
Miscellaneous expenses	$5,000
Total	$60,611.90

ITEM 15.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

The indemnification and liability of the Registrant's directors and officers are governed by Delaware law.

Under Section 145 of the General Corporation Law of the State of Delaware, the Registrant has broad powers to indemnify its directors and officers against liabilities that they may incur in such capacities, including liabilities under the Securities Act. The Registrant's bylaws also provide for mandatory indemnification of its directors and executive officers, and permissive indemnification of its employees and agents, to the fullest extent permissible under Delaware law.

The Registrant's amended and restated certificate of incorporation provides that the liability of its directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law. Pursuant to Delaware law, this includes elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to the Registrant and its stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the directors' duty of loyalty to the Registrant for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

The Registrant has obtained a policy of directors' and officers' liability insurance that insures the Registrant's directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

ITEM 16.    EXHIBITS

The following exhibits are filed herewith or incorporated by reference herein:

Exhibit No.	Description
2.1
Agreement and Plan of Merger, dated as of December 15, 2008 by and among PLX Technology, Inc., Osprey Acquisition Sub, Inc., Oxford Semiconductor, Inc. and VantagePoint Venture Partners IV (Q), L.P., in its capacity as stockholder representative (previously filed as Exhibit 2.1 to the Registrant’s Current Report on Form 8-K, filed on December 19, 2008 and incorporated herein by reference).

2.2
Amendment to Agreement and Plan of Merger, dated as of January 2, 2009 by and among PLX Technology, Inc., Osprey Acquisition Sub, Inc., Oxford Semiconductor, Inc. and VantagePoint Venture Partners IV (Q), L.P., in its capacity as stockholder representative (previously filed as Exhibit 2.1 to the Registrant’s Current Report on Form 8-K, filed on January 6, 2009 and incorporated herein by reference).

4.1
Amended and Restated Certificate of Incorporation of the Registrant (previously filed as Exhibit 3.1 to the Registrant's Registration Statement on Form S-1 (Registration No. 333-71795) and incorporated herein by reference).

4.2	Registrant's Amended and Restated Bylaws (previously filed as Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, filed on November 26, 2007 and incorporated herein by reference).

4.3
Certificate of Amendment to Amended and Restated Certificate of Incorporation (previously filed as Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 and incorporated herein by reference).

5.1	Opinion of Baker & McKenzie LLP.

23.1	Consent of Baker & McKenzie LLP (included in Exhibit 5.1).

23.2	Consent of BDO Seidman, LLP, Independent Registered Public Accounting Firm.

24.1	Power of Attorney (included in the signature page to this Registration Statement).

ITEM 17.    UNDERTAKINGS

The Registrant hereby undertakes:

1.    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(b)
To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent charge in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(c)
To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement or any material change to such information in the registration statement;

provided, however, that clauses (a) and (b) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

2.    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.    That, for the purpose of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act, (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on this 15th day of January, 2009.

                                                        PLX TECHNOLOGY, INC.

                                                          By:        /s/ Ralph H. Schmitt
                                                       Ralph Schmitt
                                                               President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Ralph H. Schmitt and Arthur Whipple, and each of them, as his or her true and lawful attorneys-in-fact and agent, each with the power of substitution, for him or her in his or her name, place and stead, in any and all capacities, to sign the registration statement filed herewith and any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as full to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Ralph H. Schmitt	President, Chief Executive Officer and Director	January 15, 2009
Ralph H. Schmitt	(Principal Executive Officer)

/s/ Arthur O. Whipple	Chief Financial Officer	January 15, 2009
Arthur O. Whipple	(Principal Financial and Accounting Officer)

/s/ D. James Guzy	Director and Chairman of the Board	January 15, 2009
D. James Guzy

/s/ Michael J. Salameh	Director	January 15, 2009
Michael J. Salameh

/s/ John H. Hart	Director	January 15, 2009
John H. Hart

/s/ Robert H. Smith	Director	January 15, 2009
Robert H. Smith

/s/ Thomas Riordan	Director	January 15, 2009
Thomas Riordan

/s/ Patrick Verderico	Director	January 15, 2009
Patrick Verderico

EXHIBIT INDEX

Exhibit No.	Description
2.1
Agreement and Plan of Merger, dated as of December 15, 2008 by and among PLX Technology, Inc., Osprey Acquisition Sub, Inc., Oxford Semiconductor, Inc. and VantagePoint Venture Partners IV (Q), L.P., in its capacity as stockholder representative (previously filed as Exhibit 2.1 to the Registrant’s Current Report on Form 8-K, filed on December 19, 2008 and incorporated herein by reference).

2.2
Amendment to Agreement and Plan of Merger, dated as of January 2, 2009 by and among PLX Technology, Inc., Osprey Acquisition Sub, Inc., Oxford Semiconductor, Inc. and VantagePoint Venture Partners IV (Q), L.P., in its capacity as stockholder representative (previously filed as Exhibit 2.1 to the Registrant’s Current Report on Form 8-K, filed on January 6, 2009 and incorporated herein by reference).

4.1
Amended and Restated Certificate of Incorporation of the Registrant (previously filed as Exhibit 3.1 to the Registrant's Registration Statement on Form S-1 (Registration No. 333-71795) and incorporated herein by reference).

4.2	Registrant's Amended and Restated Bylaws (previously filed as Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, filed on November 26, 2007 and incorporated herein by reference).

4.3
Certificate of Amendment to Amended and Restated Certificate of Incorporation (previously filed as Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 and incorporated herein by reference).

5.1	Opinion of Baker & McKenzie LLP.

23.1	Consent of Baker & McKenzie LLP (included in Exhibit 5.1).

23.2	Consent of BDO Seidman, LLP, Independent Registered Public Accounting Firm.

24.1	Power of Attorney (included in the signature page to this Registration Statement).